Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Orchard Therapeutics (Europe) Limited	England and Wales

Orchard Therapeutics North America	California (United States)

Orchard Therapeutics (Netherlands) B.V.	Netherlands

Orchard Therapeutics (France) SAS	France

Orchard Therapeutics (Italy) S.r.l	Italy